EXHIBIT 21

                        MULTI-PARTY SETTLEMENT TERM SHEET

The Applicants seek Court Approval, as described herein, of the following terms of agreement among the Applicants, Sun-Times Media Group, Inc. ("STMG") and Davidson Kempner Capital Management LLC and its affiliates listed in Schedule "A" hereto (collectively, "DK").

A.       STMG

1. Upon Court Approval, the Court shall authorize and direct Hollinger, 432, STMG and any other necessary parties to forthwith take the steps necessary to convert Hollinger's and 432's existing Class B shares into an equal number of Class A shares (the "Conversion"), subject to and prior to the steps described in paragraphs 2 and 3 hereof.

2. If STMG's stockholders are required to approve (the "Stockholder Approval") the issuance of the Additional Shares (as defined below), then, upon Court Approval, the Court shall authorize Hollinger, and Hollinger shall approve the issuance of the Additional Shares, pursuant to a stockholder written consent (the "Consent").

3. If Stockholder Approval is required, as soon as possible after the Consent Effective Date (as defined below), Hollinger and STMG shall effect the Conversion pursuant to the Restated Certificate of Incorporation of STMG. The Consent shall be effective after all actions required by the Securities Exchange Act of 1934, as amended (the "1934 Act"), have been taken and the issuance of the Additional Shares is permitted by the 1934 Act (the "Consent Effective Date"). If no Stockholder Approval is required, Hollinger and STMG shall effect the Conversion pursuant to the Restated Certificate of Incorporation of STMG as soon as possible after Court Approval.

4. Forthwith after the later of (i) Court Approval and (ii), if Stockholder Approval is required, the Consent Effective Date, STMG will issue to Hollinger (or as it may direct) 1,499,000 additional Class A shares (the "Additional Shares"). The number of Additional Shares represents 10% of the number of Hollinger's and 432's existing Class B shares.

5. All transactions will comply with all applicable laws and regulations and rules of applicable stock exchanges.

6. Upon the later of (i) Court Approval and (ii) immediately after the next annual meeting scheduled for June 17, 2008, the six directors appointed by Hollinger to the Board of STMG (Wes Voorheis ("Voorheis"), William Aziz ("Aziz"), Edward Hannah, Peter Dey ("Dey"), Brent Baird ("Baird") and Albrecht Bellstedt ("Bellstedt")) will submit their resignations from the board of STMG. Upon submitting their resignations, each resigning director will receive: (a) a written confirmation from STMG that any existing STMG indemnity will remain in place and that such resigning director will be covered by the STMG directors and officers insurance policy in effect from time to time on the same terms as may be applicable to any other current STMG directors; and (b) reimbursement by STMG of all reasonable legal fees


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         incurred by the independent directors (Dey, Baird and Bellstedt) in respect of their tenure as directors of STMG. Upon payment of such fees by STMG, Hollinger will reimburse STMG for all amounts paid in respect of such legal fees, except for US$75,000.

7. Upon Court Approval, Hollinger will pay to STMG the reasonable fees and costs, including legal fees, of STMG incurred in connection with the CCAA proceedings of the Applicants, from August 1, 2007 up to and including the date of Court Approval. However, the total amounts payable to STMG by Hollinger under this paragraph shall be subject to a cap of US$2 million in the aggregate.

8. STMG and Hollinger will cooperate to maximize the recoverable portion of the class action insurance settlement proceeds payable to them and such proceeds shall be allocated so that STMG receives 85% of such proceeds, and Hollinger receives 15% of such proceeds.

9. Hollinger and STMG agree to divide their respective recoveries from the insolvency proceeding of Ravelston equally as between them.

10. The following claims of STMG shall be allowed as unsecured claims against the Applicants (the "STMG Allowed Claims") in the amounts indicated below, subject to confirmation of the calculations of the quantum of such claims by the Monitor:

         (a) a claim in respect of the promissory note executed by 4322525 Canada Inc. ("432") in the amount of US $40,545,974;

         (b) all claims for contribution and indemnity STMG has or may assert against Hollinger in the amount of US$28,663,588; and

         (c) a claim for the aircraft lease settlement in the amount of CDN$1,281,941.

11. Other than the STMG Allowed Claims, all other claims of STMG and its subsidiaries against the Applicants or any of their other subsidiaries, and all claims of the Applicants and their subsidiaries against STMG and its subsidiaries, shall be released upon Court Approval. The Applicants agree, in connection with their release of STMG, that they will not seek contribution, indemnification, reimbursement or any other form of claims over from Torys LLP or any of its predecessor or successor partnerships, F. David Radler or North American Newspapers Ltd. for any consideration paid or payable by any of the Applicants to STMG under this Term Sheet. For greater certainty, nothing contained in this paragraph shall limit or otherwise compromise in any manner, the Applicants' right to pursue or continue to pursue those named parties for any claims whatsoever, save and except only in respect of consideration paid or payable by the Applicants to STMG under this Term Sheet.

12. The total recoveries of STMG under the STMG Allowed Claims shall be capped at a maximum of US$15 million (the "STMG Cap"). After receipt of the STMG Cap, the balance of the STMG Allowed Claims will be assigned to the Applicants for the benefit of the Applicants' other general unsecured creditors.

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13.      Upon STMG receiving distributions in the aggregate amount of US$7.5 million in respect of the STMG Allowed Claims (after giving effect to any valid and effective subordination regarding distributions under the 432 promissory note referred to in paragraph 10(a) above, if any), fifty percent (50%) of all distributions thereafter payable to STMG in respect of the STMG Allowed Claims shall be assigned to the Applicants.

14. Prior to any agreement in respect of the terms contained herein, STMG will ensure that nothing herein or in any plan of arrangement (the "Plan") of the Applicants, if any, giving effect to the terms hereof or in the implementation of any such Plan will:

         (a) cause the Rights (as defined in the STMG rights plan) to become exercisable;

         (b) cause any Person (as defined in the STMG rights plan) to become an Acquiring Person (as defined in the STMG rights plan); or

         (c)      trigger the application of the STMG rights plan.

15. STMG will continue with its independent examination of all strategic alternatives available to STMG.

16. Subject to the terms of any existing court orders or agreements pursuant to which the Applicants may be restricted, the Applicants will support the making of an order providing STMG with equal rights in respect of the Applicants' Mareva injunction against Conrad Black and Barbara Amiel Black. STMG shall be permitted to reserve its right as to whether to seek such an order.

B.       DK

17. (a) Forthwith after Court Approval, the Class A shares of STMG resulting from the Conversion (the "Exchanged Shares"), plus the Additional Shares, being 10% of the number of Hollinger's and 432's existing Class B shares, when issued shall be voted by the indenture trustees for the benefit of and at the direction of noteholders in the manner contemplated by the indentures up to that number of shares that is equal to or less than 19.999% of the aggregate number of STMG Class A shares then outstanding rounded down to the nearest whole share. The indenture trustees, for the benefit of the noteholders, may thereupon exercise all voting or other rights associated with the Exchanged Shares and the Additional Shares when issued subject to the limitation referred to in the immediately preceding sentence and subject to the rights and at the direction of the noteholders in the manner contemplated by the indentures (provided that any shares of the Applicants shall not be voted other than in favour of the election of the directors described in Schedule "C" hereto and other resolutions proposed by STMG at the next annual meeting of shareholders scheduled to occur on or about June 17, 2008 and thereafter without restriction) and may dispose of or otherwise realize upon such shares in any commercially reasonable manner and subject to the applicable law and as directed by the noteholders in a manner contemplated by the indentures (provided that any such disposition or realization shall not be considered part of any Plan for the purposes of paragraph 14 hereof). The Applicants shall provide proxies and do such acts and things as will facilitate such rights.

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         (b) The Conversion and the issuance of the Additional Shares shall be subject to a registration rights agreement, to be negotiated among DK, the Applicants and STMG, all acting reasonably (the "Registration Rights Agreement") forthwith after Court Approval. In all events, such Registration Rights Agreement shall include a provision with respect to payment of fees connected with any such registration, and shall include a provision permitting STMG to postpone the filing of a registration statement or its efforts to cause such registration statement to become effective if at the time the right to delay is exercised by STMG it shall determine in good faith that such offering would interfere with any acquisition, financing or other transaction that STMG is actively pursuing and is material to STMG or would involve initial or continuing disclosure obligations that would not be in the best interests of STMG.

         (c) Upon being paid in full, all principal, interest and costs and other amounts, payable under the indentures), the indenture trustees will remit any remaining shares and any surplus proceeds to Hollinger and 432.

18. (a) Subject only to a reasonable reserve for (i) administrative costs (including any applicable legal fees, advisor fees and any other costs secured by the Administration Charge and also including a reserve to pay the reasonable costs, fees and expenses in respect of DK's post-Court Approval role as described herein) and (ii) disputed claims, such reserves to be determined by the CRO (as defined in the STMG Term Sheet) and the Monitor, both acting reasonably (and subject to their right to seek directions from the Court), and in consultation with DK and STMG, and subject to the segregated funds described below, all other cash and realizable proceeds of the Applicants (including the 15% share of the insurance settlement proceeds referred to herein) and the non-applicant subsidiaries of the Applicants (other than STMG and its subsidiaries) shall be distributed as efficiently as reasonably possible to the creditors who have proved claims in accordance with the claims process for each of the Applicants. Distributions will be determined and made on a non-consolidated basis giving effect to inter-company claims but including only 50% of a claim by 432 against Hollinger in the amount of approximately CDN$342.5 million and subject to the following payments in the priority specified below:

         (i) firstly, to pay a transaction fee to DK in consideration of its agreement to the terms hereof of CDN$1.5 million;

         (ii) secondly, to pay the reasonable legal fees and disbursements of the indenture trustees up to and including Court Approval; and

         (iii) thirdly, to pay the reasonable legal fees and disbursements of DK up to and including Court Approval;

         provided that the total amount available to fund items (i) through
         (iii) hereof shall not exceed CDN$4,500,000. The priority payments described herein will not affect the timing or amount of the payment to STMG described in paragraph 7 herein.


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         (b) The Applicants will acknowledge claims owing by 432 and also by
         Hollinger to the indenture trustees in the full amount of the principal, interest and costs owing under the two debentures dated March 10, 2003 and September 30, 2004, the amount of which is estimated to be US$103,235,062 as of December 31, 2007. These claims will continue to accrue interest (unless and until the Applicants become bankrupt) in accordance with the debentures at the contractual rate until paid in full. The claims will be reduced only by distributions received by the indenture trustees from the estates of the Applicants and by amounts actually received from or in respect of the Exchanged Shares and the Additional Shares.

         (c) The Monitor and the CRO, with periodic reports as requested (acting reasonably) and at least monthly to DK and STMG, will work to resolve and determine all disputed claims as efficiently as reasonably possible. The Monitor and the CRO will seek the input of DK and STMG before allowing any claims against the Applicants (other than the claims of STMG and the indenture trustees acknowledged herein). The Monitor and the CRO, in consultation with DK and STMG, will provide estimates of the net recovery to creditors based on the "waterfall" analysis of the Monitor and the information now known regarding the claims of all creditors (including the claims of STMG allowed under the STMG Term Sheet), such estimate to be updated after the claims bar dates for the Applicants and for the non-applicant subsidiaries as described herein.

         (d) STMG will acknowledge that its claim against 432 in respect of the 432 loan is subordinated to and in favour of the claims of the indenture trustee for and in respect of only the senior bonds against 432.

19.      DK agrees to:

         (a) withdraw its motion seeking the bankruptcies of the Applicants; and

         (b) support Court approval in the Applicants' CCAA proceeding ("Court Approval") consisting of: (i) approval of this agreement and (ii) approval of the other relief sought by the Applicants in their Notice of Motion dated April 10, 2008 to the extent not inconsistent with the terms described herein.

C.       GENERAL CONDITIONS

20. A standard CCAA claims process shall be implemented immediately for all claims against the Applicants, except claims against the Applicants by their subsidiaries (other than STMG and its subsidiaries).

21. A subsequent claims process shall be implemented in respect of the non-Applicant subsidiaries of the Applicants to ensure that all creditors of those subsidiaries are identified prior to the asset consolidation herein contemplated.


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22.      The Applicants, in consultation with the Monitor, shall prepare a plan to accumulate at Hollinger, on a tax-effective basis, all assets of the non-Applicant subsidiaries of the Applicants (other than STMG and its subsidiaries) after payment of all claims of creditors of such subsidiaries.

23. The Applicants agree to work with the Monitor, in consultation with DK and STMG (and subject to the right of all parties to seek directions from the Court), to realize upon any assets of the Applicants and the non-applicant subsidiaries (other than the cash, the Exchanged Shares, the Additional Shares and the Litigation Assets described herein) with a view to distributing net proceeds thereof as efficiently as reasonably possible and to provide the necessary proxies. In particular, the Applicants will consider making such distributions pursuant to periodic Court orders in the CCAA proceedings as opposed to incurring the costs associated with formalizing and approving a Plan.

24. The form and content of any Plan, if necessary or advisable to implement the terms hereof, as it relates to STMG shall be satisfactory to STMG, acting reasonably and, as it relates to DK and the indenture trustees, shall be satisfactory to DK, acting reasonably.

25. All steps and transactions described herein that are to occur upon Court Approval are intended to take place simultaneously, and the parties shall co-operate with each other to coordinate the timing of the effectiveness of such steps and transactions.

26. The information contained in Schedules "B" and "C" hereof is confidential and commercially sensitive. The parties agree to seek an order sealing Schedule "B", pending further order of the Court, and Schedule "C", until such time as the information contained therein is disclosed by STMG, and agree that Schedules "B" and "C" will be redacted from any publicly disclosed materials.

D.       CORPORATE GOVERNANCE

27. Aziz, or an entity controlled by him, shall be appointed forthwith by the Court Approval order as the chief restructuring officer (the "CRO") of the Applicants and an officer of the Court in consideration of a monthly salary of $65,000, payable in advance, plus GST as applicable and reimbursement of reasonable expenses. Such engagement shall be on a month-to-month basis and may be terminated by Aziz upon 30 days' prior written notice.

28. The CRO shall be responsible, among other things, for developing and implementing the asset consolidation and repatriation plan and assisting the Monitor with the claims process.

29. The board of directors of Hollinger shall be reduced as soon as possible to a maximum of three persons.

30. Upon Court Approval, Hollinger and Voorheis will agree to suspend payment of all monthly work fees payable under Hollinger's consulting agreement with Voorheis or any entity controlled by him and Voorheis shall resign as an officer and director of the Applicants or any subsidiary.

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31.      In accordance with the engagement letter between Hollinger and BMO
         Nesbitt Burns Inc. ("BMO"), dated June 15, 2007, payment of all monthly work fees payable to BMO ceased in February 2008.

E.       LITIGATION ASSETS

32. As part of the Court Approval order, justice John D. Ground shall be appointed as an officer of the Court to perform the role of litigation trustee (the "Litigation Trustee") of all claims and causes of action in favour of the Applicants (the "Litigation Assets") on such terms as may be agreed between the Applicants and justice Ground and subject to approval by the Court.

33. The Litigation Trustee will supervise, control and administer all aspects of the Litigation Assets of the Applicants, in consultation with the Applicants and subject to monitoring by the Monitor and supervision by the Court.

34. The Litigation Trustee may, if he considers it necessary or advisable, retain the services of Voorheis or an entity controlled by him on an hourly basis to provide assistance or advice in respect of the Litigation Assets.

35. The Litigation Trustee will be responsible for administering the Litigation Assets efficiently and in a cost-effective manner with a view to maximizing the net return, after costs, from the Litigation Assets to the Applicants and their creditors and other stakeholders and shall provide periodic reports to the Advisory Committee (as defined herein) and such other reports as may be requested by any member of the Advisory Committee, acting reasonably.

36. An advisory committee shall be established to provide advice and direction to the Litigation Trustee (the "Advisory Committee") comprised of one nominee of DK, one representative of the Applicants (other than Wes Voorheis) and the Litigation Trustee. The Litigation Trustee shall act in accordance with any majority decision of the Advisory Committee. For greater certainty, in the event of any disagreement as between the representative of DK and the representative of the Applicants, the Litigation Trustee shall have a deciding vote.

37. The nominee of DK to the Advisory Committee shall not receive any remuneration for so acting other than as specified below. The representative of the Applicants shall be a senior Canadian litigation counsel and shall be paid at his or her usual hourly rate by the Applicants. At the option of DK, its nominee may receive compensation on an equivalent basis to that of the representative of the Applicants. All members of the Advisory Committee shall be indemnified in respect of any claims made against them in such capacity excepting only claims arising from their wilful misconduct or gross negligence.

38. The Litigation Trustee will supervise and administer the Litigation Assets on a day-to-day basis, including giving direction to counsel. The Litigation Trustee will seek such direction from the Advisory Committee as he deems necessary or appropriate, but, in particular, the Litigation Trustee will seek direction from the Advisory Committee with


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         respect to litigation strategy, financing (if any) for the Litigation
         Assets, whether to accept or make any settlement offer and the use of proceeds of any settlement.

39. The amount described in Schedule "B" hereto shall be segregated from the general cash assets of the Applicants and used exclusively for the purpose of funding the administration of the Litigation Assets. Payment of any amount payable to Mr. Wes Voorheis shall be made as contemplated in Schedule "B".

40. The Litigation Trustee will be responsible for administering the Litigation Assets efficiently and in a cost effective manner with a view to maximizing the net return, after costs, from the Litigation Assets to the Applicants and their creditors and other stakeholders.

41. Representatives of DK and Hollinger will hold all information received by them as members of the Advisory Committee in strict confidence pursuant to a form of confidentiality agreement acceptable to Hollinger, the Litigation Trustee and such representatives, all acting reasonably.

42. DK or Hollinger may apply to Court at any time to seek such changes to the provisions of the order appointing the Litigation Trustee as either of them may deem necessary or appropriate.

Subject to Court Approval being obtained to the terms hereof, pursuant to an Order in form and content satisfactory to the parties, for consideration received, each of the undersigned agrees to the above as evidenced by their respective signatures as of this 14th day of May, 2008. This agreement may be signed in counterparts and delivered by electronic transmission.



HOLLINGER INC., SUGRA LIMITED AND

4322525 CANADA INC.

Per: /s/ G. Wesley Voorheis
     ----------------------------------------------
(I have authority to bind each of the corporations)



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SUN TIMES MEDIA GROUP, INC.

Per: /s/ Cyrus F. Freidheim, Jr.
     ----------------------------------------

Per: /s/ James McDonough
     ----------------------------------------
(I/We have authority to bind the corporation)



DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC
ON ITS OWN BEHALF AND ON BEHALF OF THE
AFFILIATES LISTED IN SCHEDULE "A"
HERETO (COLLECTIVELY, "DK")

Per: /s/ Avi Friedman
     ----------------------------------------


Per:
     ----------------------------------------

(I/We have authority to bind the entities collectively referred to as "DK")












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